Securities and Exchange Commission

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d/16

of the Securities Exchange Act of 1934

December 2019

Aegon N.V.

Aegonplein 50

2591 TV THE HAGUE

The Netherlands

Aegon’s press release, dated December 12, 2019, is included as appendix and incorporated herein by reference.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aegon N.V.
(Registrant)

Date: December 12, 2019	By	/s/ J.O. van Klinken
J.O. van Klinken
Executive Vice President and
General Counsel

The Hague – December 12, 2019

Translating growth opportunities into valuable businesses

At today’s webinar for analysts and investors, Aegon CEO Alex Wynaendts will focus on how opportunities in fast-growing markets are being translated into valuable businesses.

Alex Wynaendts will be joined by other Aegon executives to outline how the company is particularly well-positioned to capture growth opportunities in Brazil, Spain and Asia, as well as through its online banking business in the Netherlands. These businesses are focused on innovative and easy-to-use solutions and services that customers need in a fast-changing world.

“By investing in growth opportunities, we are securing earnings growth and capital generation for the future,” said Alex Wynaendts, CEO of Aegon. “We see attractive prospects in fast-growing markets and have the right capabilities, focus and people to turn these into valuable businesses. Equally important, these businesses will contribute significantly to our purpose of helping people achieve a lifetime of financial security in the years and decades to come.”

Webinar details

The Analyst & Investor webinar presentations are available at 1.00 pm CET on www.aegon.com. The webinar will commence at 2.00 pm CET and will be livestreamed on the corporate website. A replay will be available later today.

About Aegon

Aegon’s roots go back 175 years – to the first half of the nineteenth century. Since then, Aegon has grown into an international company, with businesses in more than 20 countries in the Americas, Europe and Asia. Today, Aegon is one of the world’s leading financial services organizations, providing life insurance, pensions and asset management. Aegon’s purpose is to help people achieve a lifetime of financial security. More information on aegon.com.

Contacts
Media relations	Investor relations
Dick Schiethart	Jan Willem Weidema

+31(0) 70 344 8821	+31(0) 70 344 8028
dick.schiethart@aegon.com	janwillem.weidema@aegon.com